Exhibit (a)(1)(viii)

FORM OF CONFIRMATION OF PARTICIPATION IN EXCHANGE PROGRAM

Date:

To:	[Eligible Employee/s]

From:	Weight Watchers International, Inc.

Re:	Confirmation of Acceptance of Election to Participate in Exchange Program

Thank you for your submission of your election to participate in the Exchange Program. We confirm with this e-mail that we have accepted your election to participate in the Exchange Program and have canceled the Eligible Options you have properly tendered pursuant to your Election Form. Subject to the other terms and conditions of the Exchange Program, you have the right to receive the Replacement Options specified in your Election Form with an exercise price per share equal to $[●], which is the greater of (x) the closing price per share of the Company’s common stock on the NYSE on the grant date of the Replacement Options and (y) the average closing price per share of the Company’s common stock on the NYSE for the five trading day period immediately preceding and including the grant date.

You will be receiving in the coming days your grant documentation relating to your Replacement Options. In the meantime, you should direct questions about the Exchange Program or requests for assistance (including requests for additional copies of the Offering Memorandum, the Election Form or other documents relating to this Exchange Program) by e-mail directly to optionexchange@weightwatchers.com. You may also call Ms. Stephanie Delavale, who manages our stock incentive plans, at 516-390-1851. You will have the ability to leave a voice message on this extension.